Exhibit 99.2

April 25, 2018

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited.

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Intimation

The Board of Directors of the Company, at its meeting held on April 25, 2018, considered and approved a scheme of amalgamation (“Scheme”) pursuant to sections 230 to 232 read with section 234 and other relevant provisions of the Companies Act, 2013, providing for the merger of its wholly owned subsidiaries, Wipro Technologies Austria GmbH, Wipro Information Technology Austria GmbH, Newlogic Technologies SARL and Appirio India Cloud Solutions Private Limited (“Transferor Companies”) with Wipro Limited (“Transferee Company”).

The Scheme is subject to necessary statutory and regulatory approvals under applicable laws, including approval of the National Company Law Tribunal in India.

Pursuant to regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and para 202.05 read with para 202.06 of the NYSE Listed Company Manual, please find attached an intimation for your records.

Thanking you,

For Wipro Limited

M Sanaulla Khan Company Secretary

ENCL: As above.

Wipro Limited	25 April 2018

Disclosure under regulation 30 of the Securities and Exchange Board of India (Listing

Obligations and Disclosure Requirements) Regulations. 2015

Sr. No.	Particulars	Description
1.	Name of the entity(ies) forming part of the amalgamation/merger	The scheme of amalgamation provides for merger of Wipro Technologies Austria GmbH, Wipro Information Technology Austria GmbH, NewLogic Technologies SARL and Appirio India Cloud Solutions Private Limited (“Transferor Companies”) with Wipro Limited (“Transferee Company”). The Transferor Companies are wholly owned subsidiaries of the Transferee Company.

2.	Area of business of the entity(ies)	Wipro Technologies Austria GmbH, Wipro Information Technology Austria GmbH, NewLogic Technologies SARL (all three part of NewLogic Technologies group acquired by Wipro in 2005) and Appirio India Cloud Solutions Private Limited are engaged inter alia in the business of manufacture or production and licensing of computer software and provision of IT enabled services, further explained below:

•  NewLogic Technologies group is a leading semiconductor design services provider and supplier of Intellectual Property (IP) cores for complex wireless and wireline applications. Newlogic Technologies owns IPs in this segment which contains software, silicon proven wireless LAN multiband radio module and mixed-signal blocks.

• Appirio India Cloud Solutions Private Limited is a cloudapplication services provider engaged inter alia in the business of developing, integrating, designing and maintaining cloud applications.

Wipro Limited is a leading global information technology (IT), consulting and business process services company engaged in the business of manufacture or production and licensing of computer software, provision of IT enabled services and trading in IT products.

Standalone revenues (audited) of Wipro Limited for FY 2017- 18 was Rs. 447,100 mn.

Standalone revenues (unaudited) of the Transferor Companies for FY 2017-18 was as under:

Wipro Technologies Austria GmbH- EUR 3.504 mn Wipro Information Technology Austria GmbH- EUR 10.922 mn NewLogic Technologies SARL - Nil Appirio India Cloud Solutions Private Limited- Rs. 762 mn

Wipro Limited	25 April 2018

3.	Rationale for the amalgamation/merger	The scheme of amalgamation will enable optimisation of legal entity structure through rationalization of number of subsidiaries. It will result in integration of business operations and consolidation of the activities leading to operational synergies and elimination of duplicate efforts across multiple entities and countries. It will provide the Transferee Company seamless access to the assets (including intangible assets, licenses and intellectual properties) of the Transferor Companies. It will also result in reduction of the multiplicity of legal and regulatory compliances.

4.	Consideration under the amalgamation/merger	Since the Transferor Companies are wholly owned subsidiaries of the Transferee Company, no shares of the Transferee Company shall be allotted under the scheme of amalgamation in lieu or exchange of the shares of the Transferor Companies.

5.	Whether the transaction would fall within related party transactions?	The Transferor Companies are wholly owned subsidiaries of the Transferee Company.

6.	Details of change in shareholding pattern (if any)	Since there will be no issue of shares, there will be no change in the shareholding pattern of the Transferee Company pursuant to the scheme of amalgamation.